SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at September 30, 2004

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 30, 2004
Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.hdgold.com

TASEKO CONCLUDES JOINT VENTURE OPERATING AGREEMENT WITH LEDCOR
AND COMPLETES $15 MILLION IN FINANCINGS

September 30, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Taseko Mines Limited (TSX Venture: TKO; AMEX: TGB) is pleased to announce that Taseko has concluded a Joint Venture Operating Agreement with Ledcor Mining Ltd. ("Ledcor") in respect of the Gibraltar copper mine, located near Williams Lake in south-central British Columbia. This former producing mine is currently being prepared to resume operations at the rate of 35,000 tonnes per day. The original agreement in principle in connection with this joint venture was previously announced on June 1, 2004.

Under the joint venture, Taseko will be responsible for concentrate sales and Ledcor will be responsible for on-site operations with the residual participating interests under the joint venture being 85% to Taseko (though its subsidiary Gibraltar Mines Ltd.) and 15% to Ledcor. In connection with the joint venture, Taseko has also received from Ledcor terms of lease financing arrangements for equipment being supplied by Ledcor to the Gibraltar mining operations. Ledcor is providing important lease financing guarantees that will allow for the timely lease by Ledcor of a new shovel and five mine-haul trucks valued at US$18.3 million. Ledcor is entitled to certain priorities to joint venture revenues for its operating personnel and lease costs, as well as operating efficiency bonuses.

Approximately 50% of the proceeds of the investor financing, described below, will be used to provide the equity component of leasing costs for key operating equipment for the Gibraltar mine, including the shovel and trucks. The balance of the investor financing will be used for working capital to sustain the mine and re-start activities until the equipment is assembled and operational, at which time, all prior capital payments in respect of the equipment, net of the required equity component, will be reimbursed to Gibraltar by the equipment lessor for Ledcor.

Taseko has privately placed 8,000,000 units in its capital at a price of Cdn$1.25 per unit to a number of accredited investors, for proceeds of Cdn$10 million. Each unit consists of one common share and a share purchase warrant exercisable to purchase an additional common share at price of Cdn$1.40 for a two year period from the completion of the financing on September 29, 2004. The common shares included in the units and the shares issuable on exercise of the warrants are subject to a four-month resale restricted period from the date of completion of the financing. The common share purchase warrants are subject to an accelerated expiry if, at any time following the expiration of the four-month hold period, the published closing trade price of the Taseko common shares on the TSX Venture Exchange is equal to or greater than Cdn$2.80 for any 10 consecutive trading days. In addition to this financing representing an important component of the equity needed for the lease financing, the investor group participating in the financing has undertaken to provide a substantial portion of the capital requirements for the future construction and development of a copper refinery at the Gibraltar mine site. Taseko will also receive approximately Cdn$5 million of immediately available funds in connection with the sale of a royalty/net profits interest in mining operations to an investment partnership, with up to a further approximately Cdn$5 million to be received by December 15, 2004 subject to the investment partnership raising further funding. Taseko has an option to effectively purchase these interests at a future date in consideration of a payment commensurate with the funds received for it.

Re-start activities are well underway on the first 40-month stage of the mine plan. When full operations resume in October, the mine will produce an average of 70 million pounds of copper and 980,000 pounds of molybdenum per year in concentrate and employ over 200 people. An additional 10 million pounds of copper cathode can be produced, annually, from the solvent extraction-electrowinning plant when oxide material is accessed. Substantial additional resources have also been outlined to extend the life of the operation well beyond the current 12 year mine plan.

For further details on Taseko Mines Limited, please visit the Taseko Mines website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's Annual Information Form in Canada and its annual filing on Form 20-F with the United States Securities Commission.